82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02031251

REGISTRANT'S NAME Sahaviriya Steel Industries

*CURRENT ADDRESS

PROCESSED

APR 2 5 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5008 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/17/02

82-5008

02 APR -5 AM 8:14

Deloitte
Touche
Tohmatsu

AR/S
12-31-01

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Financial Statements

Year ended December 31, 2001

Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteap.com

อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟกซ์ : 66 (0) 2676 5757

Deloitte Touche Tohmatsu

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheets of Sahaviriya Steel Industries Public Company Limited as at December 31, 2001 and 2000, and the related consolidated and Company's statements of income, changes in shareholders' equity, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Company's financial statements present fairly, in all material respects, the financial position of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and of Sahaviriya Steel Industries Public Company Limited as at December 31, 2001 and 2000, and the results of operations and the cash flows for the years then ended in conformity with generally accepted accounting principles.

Without qualifying our opinion, we draw your attention to Notes 1 and 2 to the financial statements, in 2001, the decrease in selling prices of hot rolled steel due to low global prices has affected the Company and its subsidiaries' operations. However, the Government, by the Board of Investment, has issued the announcement dated January 25, 2002 to impose the surcharges on imported hot rolled steel, which resulted in the increase in domestic customers' orders. In addition, the selling prices of hot rolled steel also have the tendency to increase.

Chongchitt Leekbhai
Certified Public Accountant (Thailand)
Registration No. 2649
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
February 1, 2002

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
ASSETS				
CURRENT ASSETS				
Cash in hand and at banks (Note 5.1)	132,046	154,609	4,067	3,957
Short-term investments				
Fixed deposits at bank (Note 6)	77,980	16,964	-	-
Accounts and notes receivable				
Related parties	889,061	1,263,941	802,530	1,177,365
Others	706,025	769,412	702,207	765,400
	1,595,086	2,033,353	1,504,737	1,942,765
Less Allowance for doubtful accounts	(471,431)	(470,496)	(393,888)	(399,008)
Accounts and notes receivable - net	1,123,655	1,562,857	1,110,849	1,543,757
Short-term loans and advances to related parties (Notes 18.2 and 19.3)	42	148	45	20,168
Inventories (Note 7)	4,879,720	5,175,251	4,895,868	5,202,685
Other current assets				
Advance payments	16,934	56,398	16,880	30,774
Value-added-tax refundable claims	15,553	-	15,553	-
Other receivables	11,999	4,053	11,395	3,814
Others	13,018	17,425	6,294	13,051
Total Current Assets	6,270,947	6,987,705	6,060,951	6,818,206
INVESTMENTS AND LOANS				
Investments in related parties (Note 18.1)	561,621	561,621	916,462	904,227
PROPERTY, PLANT AND EQUIPMENT - NET (Note 8)	15,992,899	16,422,449	14,609,369	14,897,609
OTHER ASSETS (Note 9)	9,402	11,440	7,219	7,477
TOTAL ASSETS	22,834,869	23,983,215	21,594,001	22,627,519

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and loans from financial institutions (Note 10)				
Short-term loans	1,800,000	1,950,000	1,800,000	1,950,000
Trade finance loans	340,218	783,884	340,218	783,884
Accounts and notes payable	1,129,407	717,311	1,142,684	714,335
Current portion of long-term loans (Note 11)	83,271	52,367	-	-
Current portion of long-term liabilities	5,295	4,017	-	-
Other current liabilities				
Accrued expenses	121,454	105,174	131,663	116,134
Others	28,776	59,987	15,847	25,832
Total Current Liabilities	3,508,421	3,672,740	3,430,412	3,590,185
LONG-TERM LOANS (Note 11)	12,422,783	12,603,657	11,521,700	11,615,449
CONVERTIBLE DEBENTURES (Note 12)	2,400,000	2,400,000	2,400,000	2,400,000
LIABILITIES UNDER HIRE-PURCHASE AGREEMENTS	2,805	881	-	-
PAYABLE FOR PURCHASE OF LAND	5,000	8,000	-	-
TOTAL LIABILITIES	18,339,009	18,685,278	17,352,112	17,605,634

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 13)				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
PAID-IN SHARE CAPITAL				
Premium on share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 8)	4,993,350	5,143,690	4,993,350	5,143,690
DISCOUNT ON SHARE CAPITAL				
Discount on share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(9,281,461)	(8,651,805)	(9,281,461)	(8,651,805)
TOTAL COMPANY'S SHAREHOLDERS' EQUITY	4,241,889	5,021,885	4,241,889	5,021,885
MINORITY INTEREST	253,971	276,052	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	22,834,869	23,983,215	21,594,001	22,627,519

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2001	2000	2001	2000
REVENUES					
Sales		12,916,652	16,118,475	12,916,652	16,118,475
Service income		187,761	207,114	-	-
Other income					
Gain on exchange		48,873	-	28,387	-
Equity in undistributed net income of subsidiaries		-	-	-	100,816
Others		32,123	57,889	31,000	50,841
Total Revenues		13,185,409	16,383,478	12,976,039	16,270,132
EXPENSES					
Cost of sales		11,980,179	14,281,599	12,235,874	14,550,357
Cost of services		227,120	199,852	-	-
Selling and administrative expenses		653,636	545,399	437,549	510,072
Doubtful accounts (Reversal)		(5,465)	(234,633)	(5,119)	(230,833)
Equity in undistributed net loss of subsidiaries		-	-	8,584	-
Interest expenses		1,039,559	1,269,748	995,447	1,216,669
Directors' remuneration		3,920	3,900	3,360	3,360
Corporate income tax		4,180	3,554	-	-
Total Expenses		13,903,129	16,069,419	13,675,695	16,049,625
INCOME (LOSS) BEFORE MINORITY INTEREST AND EXTRAORDINARY ITEM		(717,720)	314,059	(699,656)	220,507
MINORITY INTEREST		18,064	(93,552)	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM		(699,656)	220,507	(699,656)	220,507
EXTRAORDINARY ITEM					
Gain from settlement of debts (Note 11)		70,000	-	70,000	-
NET INCOME (LOSS)		(629,656)	220,507	(629,656)	220,507
BASIC EARNINGS PER SHARE					
Income (loss) before extraordinary item	BAHT	(0.82)	0.26	(0.82)	0.26
Extraordinary item	BAHT	0.08	-	0.08	-
Net income (loss)	BAHT	(0.74)	0.26	(0.74)	0.26
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	'000 SHARES	853,000	853,000	853,000	853,000

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
ORDINARY SHARE CAPITAL				
Beginning balance	8,530,000	19,310,000	8,530,000	19,310,000
Deduction	-	(10,780,000)	-	(10,780,000)
Ending balance	8,530,000	8,530,000	8,530,000	8,530,000
PREMIUM ON SHARE CAPITAL				
Beginning balance	3,600,000	3,600,000	3,600,000	3,600,000
Ending balance	3,600,000	3,600,000	3,600,000	3,600,000
UNREALIZED INCREMENT PER ASSETS APPRAISAL				
Beginning balance	5,143,690	5,320,114	5,143,690	5,320,114
Deduction	(150,340)	(176,424)	(150,340)	(176,424)
Ending balance	4,993,350	5,143,690	4,993,350	5,143,690
DISCOUNT ON SHARE CAPITAL				
Beginning balance	(3,600,000)	(11,573,500)	(3,600,000)	(11,573,500)
Deduction	-	7,973,500	-	7,973,500
Ending balance	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)				
Beginning balance	(8,651,805)	(11,678,812)	(8,651,805)	(11,678,812)
Additions : Decrease in ordinary share capital	-	2,806,500	-	2,806,500
Net income (loss)	(629,656)	220,507	(629,656)	220,507
Ending balance	(9,281,461)	(8,651,805)	(9,281,461)	(8,651,805)
TOTAL	4,241,889	5,021,885	4,241,889	5,021,885
ORDINARY SHARE CAPITAL HELD BY A SUBSIDIARY				
Beginning balance	-	(10,800)	-	(10,800)
Deduction	-	10,800	-	10,800
Ending balance	-	-	-	-
TOTAL COMPANY'S SHAREHOLDERS' EQUITY	4,241,889	5,021,885	4,241,889	5,021,885

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)				
Balance brought forward	(8,651,805)	(11,678,812)	(8,651,805)	(11,678,812)
Decrease in deficit from decrease in ordinary share capital	-	2,806,500	-	2,806,500
Net income (loss) for the year	(629,656)	220,507	(629,656)	220,507
Total Unappropriated Retained Earnings (Deficit)	(9,281,461)	(8,651,805)	(9,281,461)	(8,651,805)

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss) before extraordinary item	(699,656)	220,507	(699,656)	220,507
Items to reconcile net income (loss) to net cash flows from operations :				
Doubtful accounts (Reversal)	(5,465)	(234,633)	(5,119)	(230,833)
Doubtful accounts	175,093	-	-	-
Depreciation	430,030	487,128	369,348	431,014
Amortization	1,274	1,378	884	1,067
Provision for diminution in value of inventories (Reversal)	(210)	(3,526)	(210)	(3,526)
Additional interest on debt restructuring	293,773	249,094	290,505	239,284
Realized (gain) loss on exchange	(1,479)	139,853	(1,479)	139,853
Unrealized (gain) loss on exchange	(18,705)	86,695	1,781	86,695
Gain on sales of investments	-	(1,434)	-	-
Gain on sales of property, plant and equipment	(1,429)	(1,623)	(976)	(1,835)
Loss on disposal of property, plant and equipment	23,400	3,123	22,910	1,124
Equity in undistributed net income of subsidiaries	-	-	-	(100,816)
Equity in undistributed net loss of subsidiaries	-	-	8,584	-
Loss from sinking barge	4,598	-	4,598	-
Minority interest	(18,064)	93,552	-	-
Net income (loss) from operations before changes in operating assets and liabilities	183,160	1,040,114	(8,830)	782,534
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	25,436	(152,621)	25,391	(151,051)
Accounts and notes receivable - others	63,897	394,897	63,704	396,466
Inventories	203,562	719,674	214,847	724,647
Short-term loans and advances to related parties	107	(148)	123	(168)
Advance payments	39,464	131,950	13,893	131,774
Valued-added-tax refundable claims	(15,553)	53,892	(15,553)	51,522
Other receivables	(7,946)	8,943	(7,582)	15,909
Other current assets	3,671	6,918	6,758	7,526
Other assets	764	(1,832)	(626)	(119)
Operating liabilities increase (decrease)				
Accounts and notes payable	414,384	(1,908,711)	430,637	(1,911,089)
Accrued expenses	16,280	(1,418)	15,530	6,899
Other current liabilities	(30,823)	10,865	(10,110)	12,183
Net cash provided by operating activities	896,403	302,523	728,182	67,033

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from sales of investments	-	12,234	-	-
Purchase of shares in a subsidiary	-	-	(25,000)	-
Other investment increase	(190)	(293)	-	-
Short-term loan to related company (increase) decrease	-	-	20,000	(20,000)
Purchases of property, plant and equipment	(204,486)	(271,636)	(128,012)	(56,013)
Proceeds from sales of property, plant and equipment	2,666	3,766	1,582	4,054
Net cash used in investing activities	(202,010)	(255,929)	(131,430)	(71,959)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	(150,000)	(50,000)	(150,000)	(50,000)
Trade finance loans increase (decrease)	(446,642)	18,313	(446,642)	18,313
Long-term loans decrease	(59,488)	(29,241)	-	-
Net cash used in financing activities	(656,130)	(60,928)	(596,642)	(31,687)
Net increase (decrease) in cash and cash equivalents	38,263	(14,334)	110	(36,613)
Cash and cash equivalents as at January 1	154,609	168,943	3,957	40,570
Cash and cash equivalents as at December 31	192,872	154,609	4,067	3,957

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. ECONOMIC TURMOIL

Thailand and many Asia Pacific countries continue to experience economic difficulties since 1997. The accompanying consolidated and Company's financial statements reflect management's current assessment of the possible impact of the economic conditions on the financial position of the Company and its subsidiaries.

In 1999, the Company and Prachuap Port Company Limited entered into debt restructuring agreements with their financial institution lenders (see Notes 11 and 12). The Company and subsidiary's abilities to perform under the restructuring is dependent on their continuing abilities to attain profitable operations.

2. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Sahaviriya Steel Industries Public Company Limited is a listed company in The Stock Exchange of Thailand with its head office located at 28/1 Prapawit Building, 2-3rd Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 9 Moo 7, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The Company is the manufacturer of hot rolled coils. As at December 31, 2001 and 2000, the Company has 717 and 719 employees, respectively. The staff costs for 2001 and 2000 are Baht 238 million and Baht 227 million, respectively.

Prachuap Port Company Limited, a subsidiary, is a registered company in Thailand with its head office located at 28/1 Prapawit Building, 6th Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 62 Moo 3, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The subsidiary provides deep-sea port services. As at December 31, 2001 and 2000, the subsidiary has 89 employees. The staff costs for 2001 and 2000 are Baht 25.5 million and Baht 25 million, respectively.

West Coast Engineering Company Limited, a subsidiary, is a registered company in Thailand with its head office located at 28/1 Prapawit Building, 3rd Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 9 Moo 7, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The subsidiary provides engineering design and supervision services including repair and maintenance services. As at December 31, 2001, the subsidiary has 203 and 195 employees, respectively. The staff costs for 2001 and 2000 are Baht 55 million and Baht 52 million, respectively.

On November 13, 2000, the group of manufacturers of the steel industry of the United States of America filed a petition with the United States of America's International Trade Commission to initiate an investigation regarding the antidumping and countervailing duty of sales of hot-rolled coil in the United States of America. Antidumping and countervailing duty investigations were filed against 11 countries and 5 countries, respectively. Thailand was included in both antidumping and countervailing duty investigations. The investigation was completed on September 24, 2001 by the Ministry of Commerce of the United States of America. As a result of the investigation, the Company will be required to pay punitive import duties for the antidumping and countervailing, in addition to current prevailing import duty rates. This resulted in decrease in export sale volume.

In 2001, the decrease in selling prices of hot rolled steel due to low global prices has affected the Company and its subsidiaries' operations. However, the Government, by the Board of Investment, has issued the announcement dated January 25, 2002 regarding the imposition of surcharges on imported flat rolled product of iron or non alloy steel hot rolled steel at 25% of CIF value of customs tariff with the effect for the period of six months, which resulted in the increase in domestic customers' order. In addition, the selling prices of hot rolled steel also have the tendency to increase.

3. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

3.1 The consolidated and Company's financial statements are presented in accordance with the form of balance sheet and profit and loss statement for public limited companies as required by the Ministerial Regulation No. 7 B.E. 2539 (1996) dated October 25, 1996, issued under the Public Companies Act, B.E. 2535 (1992).

The Company prepares its financial statements in conformity with accounting principles and practices generally accepted in Thailand.

3.2 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

3.3 Equity component part of convertible debentures has not been separately presented from the liability component part in the balance sheet because the carrying amounts of liability and equity elements could not be reasonably measured at the issuance date. In addition, the likelihood that the conversion option would be exercised is low as the market price of the Company's share on the issuance date and up to now is less than the initial conversion price (see Note 12).

3.4 The consolidated and Company's financial statements for the year ended December 31, 2000 have been reclassified for the deferred interest on debt restructuring of Baht 391 million, which were previously included in accrued expenses of Baht 382 million and other current liabilities of Baht 9 million for the consolidated balance sheet, and Baht 382 million which were included in accrued expenses of Baht 382 million for the Company's balance sheet, to be presented as an adjustment to long-term loans in order to conform to the classifications used in the financial statements for the year ended December 31, 2001.

In addition, certain reclassifications have been made to the statement of cash flows for the year ended December 31, 2000 for additional interest on debt restructuring of Baht 249 million for the consolidated statement of cash flows and Baht 239 million for the Company's statement of cash flows, which were previously included in accrued expenses in operating activities, to be presented as an item to reconcile net income (loss) to net cash flows from operations to conform to the classifications used in the current year's statement of cash flows.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Company recognizes income from sales when goods are delivered to the customers in accordance with the delivery term in the sale contracts.

The subsidiaries recognize income from services when services are rendered to their customers.

4.2 Cash and cash equivalents include cash in hand and all types of deposits at banks and at financial institutions with original maturities of 3 months or less, excluding cash at banks used as collateral.

4.3 Allowance for doubtful accounts is based on management's evaluation of accounts which are considered uncollectable. Allowance for doubtful accounts is provided at 100% for overdue balances exceeding 6 months.

4.4 Inventories are stated at cost or net realizable value whichever is the lower. Raw materials, rolls, which are part of consumable goods, and finished goods are stated at cost by the specific identification method. Other inventories are stated at cost by the weighted average method.

4.5 General investments are stated at cost, less allowance for impairment, if any. Investments in subsidiaries and associated companies are stated by the equity method (see Note 18.1).

4.6 Property is stated at cost. Plant and equipment are stated at cost less accumulated depreciation.

The Company and Prachuap Port Company Limited engaged an independent professional appraiser to appraise certain land, buildings, machinery, berth and berth facilities. The increment resulting from the appraisal was recorded in the account as unrealized increment per assets appraisal and is presented as a component of shareholders' equity.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, except for machinery and equipment in production line of the Company, which is calculated by production based method, and machinery and computer equipment of West Coast Engineering Company Limited, which is calculated by the double declining method, as follows:

Land improvement	5 Years
Leasehold right for land	10 Years
Leasehold improvement	5 Years
Buildings	20 Years
Machinery and equipment in production line	Production units
Hot Rolled Coil Strip Mill	Estimated at a total of 48 MT
Hot Finishing Line Mill	Estimated at a total of 26 MT
The Second Skill Pass Mill	Estimated at a total of 14 MT
Other machinery and equipment	5-10 Years
Office furniture and fixtures	5 Years
Vehicles	5 Years
Roads	5 Years
Berth and berth facilities	5-30 Years
Tug boats	5 Years

Depreciation for buildings, machinery and berth and berth facilities under appraisals is based on the estimated remaining useful lives and presented as a deduction from the unrealized increment per assets appraisal.

4.7 Assets and liabilities denominated in foreign currencies are translated into Baht at rates of exchange prevailing at the transaction dates. All balances of assets, liabilities in foreign currencies and forward exchange contracts at the end of the year are converted into Baht at the reference exchange rates established by the Bank of Thailand at that date. All foreign exchange gains or losses are recognized in the statement of income.

The Company has adopted a policy to cover foreign currency exposure for certain liabilities by entering into forward exchange contracts with banks. Exchange differences between forward exchange contract rates and spot rates are deferred and amortized over the period of contracts, and included in the measurements of the purchases or sales.

4.8 Income tax expense is based on tax paid and accrued for the current period.

4.9 Basic earnings (loss) per share are calculated by dividing net income (loss) by the number of weighted average ordinary shares outstanding at the balance sheet date. In the case of a capital increase, the number of shares is weighted according to time of subscription received for the increase in issued and paid-up capital.

As at December 31, 2001 and 2000, the Company has Baht-denominated debentures convertible to ordinary shares. However, the conversion of Baht-denominated debentures to ordinary shares would decrease net loss per share. Therefore, the effects of anti-dilutive potential ordinary shares are ignored in calculating earnings (loss) per share.

4.10 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

5. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

5.1 Cash and cash equivalents consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Cash in hand and at banks	132,046	154,609	4,067	3,957
Short-term investments	77,980	16,964	-	-
Less Deposits with maturity of more than 3 months or used as collateral	(17,154)	(16,964)	-	-
	192,872	154,609	4,067	3,957

5.2 Cash paid for interest and corporate income tax is as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Interest	750,114	1,017,234	707,871	974,473
Corporate income tax	1,613	2,114	485	708

5.3 For the year ended December 31, 2001, non-cash transactions for investing activities and financing activities which are not shown in the statements of cash flows are as follows:

	CONSOLIDATED	THE COMPANY ONLY
	Baht'000	Baht'000
- Investing activities		
Vehicles purchased under hire-purchase agreements	3,826	-
Construction in progress decreased from the cancellation of shipbuilding contract	147,473	-
Tools and equipment transferred from inventory	87,581	87,581
Land transferred in as a settlement of debt	35,190	35,190
- Financing activities		
Long-term loans decreased from the offsetting of debts with accounts receivable	384,254	384,254

For the year ended December 31, 2000, non-cash transactions for operating activities, investing activities and financing activities which are not shown in the statements of cash flows are as follows:

	CONSOLIDATED	THE COMPANY ONLY
	Baht'000	Baht'000
- Operating activities		
Advance payments for purchase of land - Post dated cheques	25,543	-
- Investing activities		
Vehicles purchased under hire-purchase agreements	404	-
Land transferred in as a settlement of debts	229,659	229,659
- Financing activities		
Convertible bonds reclassified to ordinary shares as per the debt restructuring agreement	2,400,000	2,400,000
Decrease in ordinary shares against deficit	10,780,000	10,780,000

6. FIXED DEPOSIT AT BANK

As at December 31, 2001 and 2000, fixed deposit at bank amounting to Baht 17 million and Baht 16.9 million, respectively, is pledged as collateral for letters of guarantee of the bank (see Note 22.2).

7. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Finished goods	1,176,296	1,741,152	1,185,125	1,756,715
Raw materials	1,829,244	2,150,407	1,842,036	2,166,375
Spare parts and consumable goods	853,940	854,825	848,467	850,728
Goods in transit	1,020,240	429,077	1,020,240	429,077
	4,879,720	5,175,461	4,895,868	5,202,895
Less Provision for loss on diminution in value of finished goods	-	(210)	-	(210)
	4,879,720	5,175,251	4,895,868	5,202,685

As at December 31, 2001 and 2000, all finished goods and raw materials are pledged as collateral for short-term loans from banks (see Notes 10 and 11).

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of following:

	CONSOLIDATED				
	Balance as at January 1, 2001	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2001
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Property, plant and equipment					
Land and land improvement	1,063,822	69,042	-	(263)	1,132,601
Land - appraisal increase	227,860	-	-	-	227,860
Total	1,291,682	69,042	-	(263)	1,360,461
Leasehold right for land	12,325	-	-	-	12,325
Leasehold improvement	2,982	-	-	-	2,982
Buildings	1,129,473	1,596	-	37,890	1,168,959
Buildings - appraisal increase	221,023	-	-	-	221,023
Total	1,350,496	1,596	-	37,890	1,389,982
Machinery and equipment	10,519,087	150,664	(19,653)	36,560	10,686,658
Machinery and equipment - appraisal increase	4,451,866	-	(8,496)	-	4,443,370
Total	14,970,953	150,664	(28,149)	36,560	15,130,028

.../7

	CONSOLIDATED (CONTINUED)				
	Balance as at January 1, 2001	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2001
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Machinery and equipment - others	139,774	5,257	(72)	2,404	147,363
Office furniture and fixtures	130,047	10,627	(1,007)	(442)	139,225
Vehicles	39,817	15,137	(3,297)	400	52,057
Roads	19,207	460	-	-	19,667
Berth and berth facilities	990,552	94	-	-	990,646
Berth and berth facilities - appraisal increase	201,524	-	-	-	201,524
Total	1,192,076	94	-	-	1,192,170
Tug boats	39,871	-	-	-	39,871
Total property, plant and equipment - at cost	19,189,230	252,877	(32,525)	76,549	19,486,131
Accumulated depreciation					
Land and land improvement	44,447	6,181	-	(119)	50,509
Leasehold right for land	7,959	1,233	-	-	9,192
Leasehold improvement	2,972	8	-	-	2,980
Buildings	351,613	58,573	-	(14)	410,172
Buildings - appraisal increase	44,374	13,386	-	-	57,760
Total	395,987	71,959	-	(14)	466,932
Machinery and equipment	1,595,086	290,282	(3,517)	-	1,881,851
Machinery and equipment - appraisal increase	369,235	125,865	(1,589)	-	493,511
Total	1,964,321	416,147	(5,106)	-	2,375,362
Machinery and equipment - others	110,006	13,213	(66)	(57)	123,096
Office furniture and fixtures	93,123	13,799	(911)	(37)	105,974
Vehicles	20,693	7,456	(2,010)	227	26,366
Roads	16,410	1,302	-	-	17,712
Berth and berth facilities	250,790	33,986	-	-	284,776
Berth and berth facilities - appraisal increase	18,462	8,198	-	-	26,660
Total	269,252	42,184	-	-	311,436
Tug boats	35,227	3,998	-	-	39,225
Total accumulated depreciation	2,960,397	577,480	(8,093)	-	3,529,784
Property, plant and equipment - net	16,228,833				15,956,347
Construction in progress	193,616	74,070	(154,585)	(76,549)	36,552
Total property, plant and equipment	16,422,449				15,992,899

Depreciation for the year excluded depreciation from unrealized increment per assets appraisal	
2001	430,030
2000	487,128

THE COMPANY ONLY

	Balance as at January 1, 2001 Baht'000	Additions Baht'000	Deductions Baht'000	Transfers between accounts Baht'000	Balance as at December 31, 2001 Baht'000
Property, plant and equipment					
Land and land improvement	712,939	36,019	-	664	749,622
Land - appraisal increase	227,860	-	-	-	227,860
Total	940,799	36,019	-	664	977,482
Leasehold right for land	12,325	-	-	-	12,325
Leasehold improvement	2,982	-	-	-	2,982
Buildings	1,107,195	1,707	-	1,649	1,110,551
Buildings - appraisal increase	221,023	-	-	-	221,023
Total	1,328,218	1,707	-	1,649	1,331,574
Machinery and equipment	10,450,369	135,291	(18,981)	37,841	10,604,520
Machinery and equipment - appraisal increase	4,451,866	-	(8,495)	-	4,443,371
Total	14,902,235	135,291	(27,476)	37,841	15,047,891
Machinery and equipment - others	141,727	5,303	(72)	953	147,911
Office furniture and fixtures	118,466	6,678	(945)	11	124,210
Vehicles	27,886	5,782	(1,549)	-	32,119
Roads	15,256	-	-	-	15,256
Total property, plant and equipment - at cost	17,489,894	190,780	(30,042)	41,118	17,691,750
Accumulated depreciation					
Land and land improvement	42,709	5,337	-	-	48,046
Leasehold right for land	7,959	1,233	-	-	9,192
Leasehold improvement	2,972	8	-	-	2,980
Buildings	350,726	55,977	-	-	406,703
Buildings - appraisal increase	44,374	13,386	-	-	57,760
Total	395,100	69,363	-	-	464,463
Machinery and equipment	1,568,213	276,786	(3,249)	-	1,841,750
Machinery and equipment - appraisal increase	369,235	125,865	(1,589)	-	493,511
Total	1,937,448	402,651	(4,838)	-	2,335,261
Machinery and equipment - others	110,006	13,317	(66)	-	123,257
Office furniture and fixtures	88,856	11,384	(884)	-	99,356
Vehicles	15,347	4,803	(944)	-	19,206
Roads	14,706	503	-	-	15,209
Total accumulated depreciation	2,615,103	508,599	(6,732)	-	3,116,970
Property, plant and equipment - net	14,874,791				14,574,780
Construction on progress	22,818	60,003	(7,114)	(41,118)	34,589
Total property, plant and equipment	14,897,609				14,609,369
Depreciation for the year excluded depreciation from unrealized increment per assets appraisal					
2001					369,348
2000					431,014

8.1 Certain land, buildings and machinery representing more than 90% of the total value of such assets are mortgaged as collateral for bank overdrafts, loans from banks and long-term loans (see Notes 10 and 11).

Tug boats are mortgaged as collateral for long-term loans of a related company.

8.2 In 1997, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to appraise the new plant facilities and in 1998, Prachuap Port Company Limited engaged such company to appraise its new berth and berth facilities. The appraisal reports submitted by the appraiser were as of December 22, 1997 and September 25, 1998, respectively.

The results of the appraisals were as follows:

	Baht : '000
Appraisal increment - Land	227,860
Appraisal increment - Buildings	221,023
Appraisal increment - Machinery	4,467,629
Appraisal increment - Berth and facilities	201,525

The method of appraisal for the value of buildings, machinery and berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

The increment resulting from the appraisal is recorded in the accounts as unrealized increment per assets appraisal and is included as a component of shareholders' equity.

In addition, the Company and such subsidiary evaluate the recoverable amounts by using the discounted cash flow method, and expect that the recoverable amounts were higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at December 31, 2001 and 2000, the Company, subsidiary and related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY				
	2001				
	Land Baht'000	Building Baht'000	Machinery Baht'000	Berth Baht'000	Total Baht'000
Unrealized increment per assets appraisal of :					
The Company	227,860	163,262	3,949,860	-	4,340,982
The subsidiary	-	-	-	90,747	90,747
The related company	-	-	561,621	-	561,621
	227,860	163,262	4,511,481	90,747	4,993,350

.../10

	CONSOLIDATED AND THE COMPANY ONLY				
	2000				
	Land	Building	Machinery	Berth	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	227,860	176,648	4,082,632	-	4,487,140
The subsidiary	-	-	-	94,929	94,929
The related company	-	-	561,621	-	561,621
	227,860	176,648	4,644,253	94,929	5,143,690

8.3 The Company has the assets which are fully depreciated but still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Cost of assets before fully depreciated but still in use	274,229	183,336	217,611	128,433

9. OTHER ASSETS

Other assets include receivable from cancellation of shipbuilding contract as follows:

	AS AT DECEMBER 31, 2001	
	CONSOLIDATED	THE COMPAMY ONLY
	Baht'000	Baht'000
Receivable from cancellation of shipbuilding contract	167,958	-
Less Allowance for doubtful account	(167,958)	-
	-	-

As at December 31, 2001, receivable from cancellation of shipbuilding contract included in the consolidated balance sheet represents the transaction of Prachuap Port Company Limited which has cancelled the shipbuilding contract relating to the tugboats, which the supplier agreed to return all the money paid of USD 3.81 million within six installments from January 20, 2002 to July 20, 2003. The subsidiary is currently in the process of preparing the official repayment agreement with the supplier. However, the subsidiary has fully provided for the allowance for doubtful debt due to the uncertainty of the recoverability.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

Loans from financial institutions are separately presented as the revolving short-term loan facilities with a maximum amount of Baht 3,210 million, which were carried over from debt restructuring on June 30, 1999 and trade financing loans which represent short-term trade financing from financial institutions after debt restructuring with a credit limit of Baht 2,564 million which can be adjusted in accordance with the Company's operational performance but not exceeding Baht 4,200 million. The trade financing facilities include letters of credit, trust receipts, promissory notes, bills discounted, packing credits and letters of bank guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery and the assignment of insurance proceeds including the pledge of raw materials and finished products owned by the Company to the lenders (see Note 11).

As at December 31, 2001 and 2000, the Company has unused credit facilities of Baht 2,000 million and 2,667 million respectively, from the revolving trade financing. Commission and withdrawal terms are in accordance with the debt restructuring agreement.

11. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
	Baht'000	Baht'000	Baht'000	Baht'000
Loan repayable semi-annually from December 2004 onwards	10,848,769	11,233,024	10,848,769	11,233,024
Loan repayable monthly from May 2002 - 2004 and semi-annually from June 2004 onwards	832,500	832,500	-	-
Loan repayable monthly from April 2001 onwards	26,380	85,868	-	-
Loan which may be forgiven	112,959	112,959	-	-
	11,820,608	12,264,351	10,848,769	11,233,024
Less Current portion	(83,271)	(52,367)	-	-
	11,737,337	12,211,984	10,848,769	11,233,024
Deferred interest expenses	685,446	391,673	672,931	382,425
	12,422,783	12,603,657	11,521,700	11,615,449

On June 30, 1999, the Company and the financial institution lenders entered into a debt restructuring agreement to modify the terms of short-term and long-term loans in the total amount of Baht 16,843 million. The post-restructuring loans consist of the following:

11.1 Long-term loans in the total amount of Baht 11,233 million with 12-year, 15-year and 20-year maturity, fixed interest rate during the first two years at an average interest rate of 5.2% per annum, interest rate during years 3 - 5 at the average 3-month fixed deposit rates of lending banks plus a margin of 0 - 1.5% per annum and interest rate from the sixth year onwards at an average MLR of the lending banks. Interest is payable quarterly. There is a 5-year grace period for principal repayment. Principal repayment in equal semi-annual installments starts from December 30, 2004.

11.2 Baht-denominated convertible debentures in the amount of Baht 2,400 million, divided into 10 series of Baht 240 million each with maturity on June 30, 2005 to 2014, respectively. Such convertible debentures can be converted into the Company's ordinary shares at an initial conversion price of Baht 5.25 per ordinary share, have fixed interest rate during the first 3 years at 1% per annum, payable annually, and interest rate from the fourth year onwards at an average MLR of lending banks, payable quarterly. On October 17, 2000, the Company issued Baht-denominated convertible debentures in amount of Baht 2,400 million according to the Company's debt restructuring agreement, and paid long-term loan amount of Baht 2,400 million on the same day.

11.3 Short-term loan in the amount of Baht 3,210 million, interest rate at an average MLR of lending banks, payable monthly. In the event that this loan is partially repaid, the Company may redraw up to Baht 500 million. In addition, the lending banks provide new revolving trade finance of Baht 4,200 million to the Company for its working capital which can be adjusted in accordance with the Company's operational performance (see Note 10).

The above short-term and long-term loans and the Baht-denominated convertible debentures are secured by the first to the third rank mortgage of land and buildings and the first to the fifth rank mortgage of machinery which represent more than 90% of total value of land, buildings and machinery, and the assignment of insurance proceeds of assets of the Company to the lenders. In addition, the short-term loans are secured by the pledge of raw materials and finished products owned by the Company. The debt restructuring agreement contains certain covenants regarding the operations, financial position, no dividend payments before July 1, 2002 and before the Company prepays or repays certain amounts of principal of long-term loans described in Note 12. The agreement also includes the covenants forbidding the Company to pledge its investment in shares or create any obligation thereon, and requires the Company to enter into a contract for the use of the port with Prachuap Port Company Limited for a period of 20 years.

.../13

Prachuap Port Company Limited entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt includes (1) extension of all long-term and short-term loan principal amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 11-year maturity, 4-year grace period of principal repayment, principal repayment every 6 months starting from the fifth year on June 30, 2004, interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank and (2) modification of terms of payment of Baht 199 million accrued interest into Baht 86 million long-term loan with 6-year maturity, 2-year grace period for principal repayment, no interest charge during the life of loan and monthly principal repayment starting from the third year on April 30, 2001. The remaining Baht 113 million is considered as debt forgiveness, provided that the subsidiary complies with the terms of debt restructuring agreement and makes payments in full under the two portions of long-term loan. Such loan is guaranteed by certain directors and the mortgage of land, which represents 68% of total value of land, as collateral.

Prachuap Port Company Limited entered into the debt restructuring agreement with its berth contractor on September 30, 1998 and an amendment agreement on June 1, 1999 to modify the terms of debt in the amount of Baht 46.9 million into long-term unsecured loan with 3-year maturity and interest rate at MOR + 2.5% per annum. Interest payment and principal repayment will be made in monthly installment of Baht 1.6 million. Subsequently, in February 2000, the subsidiary had paid the remaining of principal and interest to both contractors in full instead of installment based on the debt restructuring agreement, thus receiving a discount of Baht 7.4 million.

Deferred interest expenses are the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the balance sheet date.

On January 29, 2001, the Board of Directors' meeting passed a resolution approving the Company to accept settlement of debt owed by related companies by the transfer of the right to claim on the Company's loans due to financial institution lenders in the amount of Baht 384.25 million to set-off the outstanding debts due from such related companies in amount of Baht 314.25 million. On April 27, 2001, all financial institution lenders had given their consents for this set-off transaction. Therefore, the Company recorded the difference amount of 70 million as extraordinary item-gain from settlement of debt for 2001.

12. CONVERTIBLE DEBENTURES

On October 17, 2000, the Company issued Baht-denominated convetible debentures in the amount of Baht 2,400 million according to the Company's debt restructuring agreement. Details and conditions are as stated in Note 11.2. Such convertible debentures are secured by the mortgage of land, buildings and machinery (see Note 8.1) and the assignment of insurance proceeds.

As at December 31, 2001, no convertible debentures have been converted as the initial conversion price is higher than the average market price.

.../14

13. SHARE CAPITAL

On March 3, 2000, the Company registered the decrease in share capital of Baht 10,780 million from Baht 23,881.5 million to Baht 13,101.5 million and registered the decrease in paid up share capital from Baht 19,310 million to Baht 8,530 million with the Department of Commercial Registration. The Company recorded the decrease in share capital against discount on share capital and deficit, respectively.

As at December 31, 2001, the reconciliation of share capital consists of the following:

	Shares: ' 000	Baht: ' 000
Authorized share capital		
Ordinary shares at the par value of Baht 10.00 each	1,310,150	13,101,500
Issued and paid-up share capital		
Brought forward	853,000	8,530,000
Total issued and paid-up share capital	853,000	8,530,000

As at December 31, 2000, the reconciliation of share capital consists of the following:

	Shares: ' 000	Baht: ' 000
Authorized share capital		
Ordinary shares at the par value of Baht 10.00 each	1,310,150	13,101,500
Issued and paid-up share capital		
Brought forward	1,931,000	19,310,000
Decrease in ordinary shares held by a subsidiary	(1,078,000)	(10,780,000)
Total issued and paid-up share capital	853,000	8,530,000

The debt restructuring agreement (see Note 11) contains certain covenants prohibiting dividend payments before July 1, 2002 and before the Company prepays or repays certain amounts of principal of long-term loans.

14. PROVIDENT FUND

The Company established Provident fund and registered according to Provident Fund Act, B.E. 2530 (1987) and Provident Fund Act (No.2), B.E. 2542 (1999).

For the years ended December 31, 2001 and 2000, the Company and subsidiary contributions included in selling and administration expenses amounting Baht 10.5 million and Baht 9.6 million, respectively.

15. FOREIGN EXCHANGE RISK MANAGEMENT

As at December 31, 2001 and 2000, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		2001	**2000**
Assets	- US Dollar	3,011,580	1,737,343
Liabilities	- US Dollar	16,414,694	21,323,041
	- Italian Lira	313,772,595	186,352,657
	- Deutsche Mark	41,349	308,350
	- Yen	637,600	37,600
	- Euro	98,372	14,788
	- Pound Sterling	69,121	23,475
	- French Franc	-	52,080

As at December 31, 2001 and 2000, the Company did not make any hedging contracts to cover assets which are due for receipt in 2002 and 2001. However, the Company entered into hedging contracts of US$ 24.7 million and US$ 5.9 million for liabilities which are due in 2002 and 2001, respectively.

16. THE INVESTMENT PROMOTION RIGHTS AND PRIVILEGES

The Company was incorporated on March 13, 1990, and commenced its operations on April 23, 1994.

The Company is granted certain rights and privileges as a promoted industry under the Investment Promotion Act B.E. 2520 (1977) according to the promotional certificate No. 1140/2533 dated August 8, 1990 and its amendments, including exemption from customs duties for machinery, reduction in customs duties on raw materials, and exemption from company income tax for a period of 8 years from the date the Company receiving the revenues from the promoted business. Such rights and privileges will expire on April 22, 2002.

Prachuap Port Company Limited, a subsidiary, was incorporated on October 4, 1990, and commenced its operations on February 18, 1994.

The subsidiary has received the investment promotion certificate No. 8002/2537 dated January 17, 1994 which the Board of Investment approved the promotion for the port service business. Significant rights and privileges received are the exemption from customs duties for machinery as approved by the Board of Investment and the exemption from company income tax for the period of 8 years from the date of the subsidiary receiving the revenues from the promoted business. Such rights and privileges will expire on February 17, 2002.

Shareholders of the Company and subsidiary will receive exemption from tax on dividends received during the period in which the Company and subsidiary is granted exemption from company income tax.

The Company and Prachuap Port Company Limited thus have to comply with certain conditions contained in the promotion certificates.

.../16

17. REVENUES OF A PROMOTED INDUSTRY

Based on the Announcement of the Board of Investment No. Por 14/1998 dated December 30, 1998 regarding reporting on revenues of a promoted industry, the Company is required to report separately revenues from domestic sales and export sales and promoted and non-promoted businesses. For the year ended December 31, 2001, the required information is as follows:

	CONSOLIDATED		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	372,509	-	372,509
Domestic sales	12,513,820	30,323	12,544,143
Income from services	134,507	53,254	187,761
	13,020,836	83,577	13,104,413

	THE COMPANY ONLY		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	372,509	-	372,509
Domestic sales	12,513,820	30,323	12,544,143
	12,886,329	30,323	12,916,652

Revenues from promoted and non-promoted businesses for the year ended December 31, 2000 is as follows:

	CONSOLIDATED		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	4,047,771	-	4,047,771
Domestic sales	12,070,704	-	12,070,704
Income from services	162,963	44,151	207,114
	16,281,438	44,151	16,325,589

	THE COMPANY ONLY		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	4,047,771	-	4,047,771
Domestic sales	12,070,704	-	12,070,704
	16,118,475	-	16,118,475

.../17

18. TRANSACTIONS WITH RELATED COMPANIES

The Company and subsidiaries have transactions with related companies. These companies are related through common shareholding and/or directorship. The financial statements reflect the effects of these transactions on the basis determined by the companies concerned and are in the ordinary course of business.

18.1 Investments in subsidiary, associated, and related companies

	Types of business	Relationship	Issued and paid up capital Baht'000	% of shareholding	2001 Cost Baht'000	Equity Baht'000	Consolidated Baht'000	Dividend Amount Baht'000
Subsidiary companies								
West Coast Engineerin Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	90,504	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	264,337	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	916,462	561,621	-

On August 21, 2001 the Broad of Directors' meeting passed a resolution to invest in 2.5 million new ordinary shares with a par value of Baht 10 each totalling Baht 25 million of West Coat Engineering Company Limited, the subsidiary. In addition, the Company received the consent of all financial institution lenders dated November 6, 2001 related to additional investment in West Coast Engineering Company Limited. Subsequently on November 22, 2001, the Company paid the share subscriptions in full. The increase in share capital of West Coat Engineering Company Limited did not affect a percentage of shareholding of the Company.

	Types of business	Relationship	Issued and paid up capital Baht'000	% of shareholding	2000 Cost Baht'000	Equity Baht'000	Consolidated Baht'000	Dividend Amount Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance service	Shareholder	50,000	99.99	50,000	55,286	-	-
Prachuap Port Company Limited	Deep-sea port services	Shareholder	400,000	51.00	204,000	287,320	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	3,400,000	8.65	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled Coils	Shareholder	6,180,000	15.18	938,125	561,621	561,621	-
					1,486,124	904,227	561,621	-

18.2 Loans and advances between the Company and subsidiary, associated, and related companies

	Balance as at December 31, 2000 Baht'000	Additions Baht'000	Repayments/ Settlements Baht'000	Balance as at December 31, 2001 Baht'000
CONSOLIDATED				
Short-term loans to related party				
- SV Marine Company Limited	63,000	-	-	63,000
Less Allowance for doubtful account	(63,000)	-	-	(63,000)
	-	-	-	-
Advances to related parties	148	42	(148)	42
	148	42	(148)	42
Total	148			42

	Balance as at December 31, 2000 Baht'000	Additions Baht'000	Repayment/ Settlement Baht'000	Balance as at December 31, 2001 Baht'000
THE COMPANY ONLY				
Short-term loans to related party				
- West Coast Engineering Company Limited	20,000	-	(20,000)	-
	20,000	-	(20,000)	-
Advances				
- Subsidiary	20	3	(20)	3
- Related parties	148	42	(148)	42
	168	45	(168)	45
Total	20,168			45

Interest rates charged from West Coast Engineering Company Limited are based on the bank's interest rates. However, Prachuap Port Company Limited has stopped recognizing interest income from SV Marine Company Limited and provided the allowance for doubtful accounts in full since 1998.

18.3 Business transactions

Transactions with related companies in the balance sheet are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2001	**2000**	**2001**	**2000**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Accounts and notes receivable,				
net of allowance for doubtful accounts	811,518	1,187,679	802,530	1,172,245
Other receivables	199	1,853	357	1,702
Other current assets	9,081	7,514	8,839	7,507
Other assets	4,840	4,840	3,591	3,591
Accounts payable	14,809	14,724	44,597	25,540
Accrued expenses	28,835	29,867	43,064	44,519

Transactions with related companies in the statement of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2001	**2000**	**2001**	**2000**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Sales	5,496,861	5,884,953	5,496,861	5,884,953
Service income	93,146	93,908	-	-
Other income (before deduction of				
the related costs)	131,036	113,685	135,851	116,322
Cost of sales	94,422	146,582	339,665	410,919
Purchase raw material	68,559	-	68,559	-
Selling and administrative expenses	248,060	234,169	259,497	253,006
Interest expenses	2,289	-	2,289	-
Gain from settlement of debts	70,000	-	70,000	-

The Company has policies to buy raw materials from related companies at the market price and to sell the products to shareholders' group and related companies at the same price sold to the third party (see Note 20).

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are freight expenses are payable at the rates agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates approved by the Ministry of Transportation.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates agreed in the long-term maintenance service agreement and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

During 2001 and 2000, the Company employed West Coast Engineering Company Limited to construct additional fixed assets amounting to Baht 9.4 million and Baht 16.7 million, respectively.

18.4 On November 22, 2001, West Coat Engineering Company Limited repaid a principal amount of Baht 20 million and accrued interest income of Baht 0.65 million to the Company.

19. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

19.1 As at December 31, 2001, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 - 6 months	1	3,630	1	3,630
6 - 12 months	1	1,691	-	-
Over 12 months	7	469,751	5	393,888
Total		475,072		397,518
Allowance for doubtful accounts recorded		471,431		393,888

As at December 31, 2000, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivables aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 - 6 months	4	230,087	3	229,307
6 - 12 months	3	9,080	2	5,140
Over 12 months	9	469,234	6	397,746
Total		708,401		632,193
Allowance for doubtful accounts recorded		470,496		399,008

.../21

19.2 On April 23, 2000, the Board of Directors' meeting of the Company passed a resolution approving the transfer of 28 plots of land with a total area of approximately 239 Rais which are located adjacent to the Company's land as a settlement of debt owed by a related company at an agreed price of approximately Baht 287 million which is lower than a fair market value reported by an independent appraiser. On June 29 and July 20, 2000, the land titles with a total area of approximately 191 Rais for a total value of approximately Baht 231 million were transferred to the Company. The Company has thus reversed an allowance for doubtful account in this regard in the amount of Baht 231 million during the year 2000.

Subsequently, on November 20, 2001, the additional land title deeds with a total area of approximately 29 Rais for a total value of approximately Baht 34 million were transferred to the Company to settle the remaining debt owed by the related company. Thus, the total area of land title deeds actually transferred is 220 Rais for a total value of approximately Baht 265 million.

19.3 As at December 31, 2001 and 2000, Prachuap Port Company Limited has a loan to a related company without collateral with accrued interest totaling Baht 63 million which has been inactive since 1996. The subsidiary provided for the allowance for doubtful accounts of such loan in full in 1998 and has filed for the legal process.

19.4 As at December 31, 2001 and 2000, Prachuap Port Company Limited has advance and loan to director without collateral amounting to Baht 6 million which is the remaining balance after the transfer of land as a settlement of debt in 1999, and the subsidiary provided an allowance for doubtful account in full in 1998.

20. CONDITION IN ACCEPTING THE COMPANY'S SHARES AS LISTED SECURITIES IN THE STOCK EXCHANGE OF THAILAND

The Company has policies to buy raw materials from related companies at the market prices and to sell the products to the group of shareholders and the related companies at the same prices sold to the third party and at the prices not lower than the average prices of imported hot-rolled coils to Bangkok which is in accordance with the condition in accepting the Company's shares as listed securities in The Stock Exchange of Thailand.

21. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of business	Revenues and other income		Net income		Assets employed	
		2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000	2001 Baht'000	2000 Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	12,976,039	16,270,132	(629,656)	220,507	21,594,001	22,627,519
West Cost Engineering Company Limited	Maintenance Services	192,934	183,896	9,079	7,831	132,270	116,840
Prachuap Port Company Limited	Deep-sea port services	293,018	340,127	(43,543)	185,387	1,535,967	1,664,027
		13,461,991	16,794,155	(664,120)	413,725	23,262,238	24,408,386
Less Inter-company transactions		(276,582)	(410,677)	16,400	(99,666)	(427,369)	(425,171)
		13,185,409	16,383,478	(647,720)	314,059		
Less Minority interest in net income (loss)				18,064	(93,552)		
Net income (loss)				(629,656)	220,507		
Total assets						22,834,869	23,983,215

22. COMMITMENTS AND CONTINGENCIES

22.1 The Company has commitments regarding the agreements for construction of plant, purchases of machinery and equipment and related expenses amounting to approximately Baht 236 million and Baht 10.8 million as at December 31, 2001 and 2000, respectively.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately US$ 44 million and Baht 15.7 million as at December 31, 2001 and 2000, respectively.

The two subsidiaries have commitments regarding capital expenditure and construction contract amounting to approximately Baht 8.47 million and Baht 10.9 million as at December 31, 2001 and 2000, respectively. In addition, the subsidiary had commitments regarding the tugboat building amounting to US$ 4.79 million as at December 31, 2000.

22.2 The Company and subsidiaries have contingent liabilities to banks for letters of guarantee issued on their behalf amounting to approximately Baht 93.5 million and Baht 75.7 million as at December 31, 2001 and 2000, respectively (see Note 6).

23. DISCLOSURE OF FINANCIAL INSTRUMENTS

23.1 Accounting policies

Accounting policies have been disclosed in Note 4.7

23.2 Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss. The Company believes that it has no credit risk with respect to concentrations due to the number of its customers which sell different types of products.

In the case of recognized financial assets in the balance sheet, the carrying amount of the assets recorded in the balance sheet, net of a portion of allowance for doubtful debts and short-term receivables, represents the Company and its subsidiaries maximum exposure to credit risk.

23.3 Foreign exchange risk

Foreign exchange risk arises from the change in foreign currency exchange rates to have an adverse effect on the Company in the current reporting period and in future years. The Company expects that there may be an effect from changes in exchange rates resulted from a portion of assets and liabilities in foreign currencies which has not been hedged.

Information related to forward contracts is disclosed in Note 15.

23.4 Interest rate risk

Interest rate risk in the balance sheet arises from the potential change in interest rates having an adverse effect on interest expense of the Company and its subsidiaries in the current reporting period and in future years.

Information regarding interest rates and term of payments of long-term loans is disclosed in Notes 10 and 11.

23.5 Fair value of financial instruments

The following methods and assumptions are used by the Company and subsidiaries in estimating market value or fair value of financial instruments:

Cash in hand and at banks, short-term investments and accounts and notes receivable: For those with maturities not exceeding 90 days from December 31, 2001 and December 31, 2000, the carrying amounts approximate their fair values; for those with maturities exceeding 90 days, the fair values are estimated using the discounted cash flows analysis based on the current savings deposit rate.

Investment: Fair value for listed securities is based on quoted market prices. The current net assets values of non-listed securities, the fair values are estimated using the discounted cash flows analysis based on the current interest rates for similar types of borrowing arrangements.

Bank overdrafts and loans from financial institutions: The carrying amount of these financial liabilities which bear floating rates of interest approximates their fair values.

Accounts and notes payable: For those with maturities not exceeding 90 days from December 31, 2001 and December 31, 2000, the carrying amounts approximate their fair values. For those with maturities exceeding 90 days including long-term loans and convertible debentures, the fair values are estimated using the discounted cash flows analysis based on the current interest rates for similar types of borrowing arrangements.

As at December 31, 2001, the carrying values of financial assets and liabilities which are different from the fair values, are as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	Carrying Value Baht'000	**Fair Value Baht'000**	**Carrying Value Baht'000**	**Fair Value Baht'000**
Financial assets:				
Fixed deposits	77,980	77,944	-	-
Account receivable	1,123,655	1,123,539	1,110,849	1,110732
Investment in other Company	561,621	1,413,315	561,621	1,413,315
Financial liabilities:				
Long-term loans	12,506,054	10,291,114	11,521,700	9,360,107
Convertible debentures	2,400,000	2,000,838	2,400,000	2,000,838

.../24